Exhibit 12.1

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in 000’s)

	Quarter ended September 30,	Years ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Add:
Income (loss) before income taxes	$(230,570)	$1,050,990	$995,492	$(52,155)	$919,532	$357,374
Fixed charges	33,197	97,609	84,740	77,766	79,785	48,802
Amortization of capitalized interest	9,204	12,083	10,336	7,636	5,401	4,176

Deduct:
Interest capitalized	(15,915)	(45,652)	(32,916)	(40,209)	(34,532)	(13,792)
Noncontrolling interest	—	—	285	142	(587)	(345)

Earnings for computation	$(204,084)	$1,115,030	$1,057,937	$(6,820)	$969,599	$396,215

Fixed charges:
Gross interest expense	$25,463	$65,421	$57,144	$55,581	$61,152	$36,191
Amortization of debt issuance/discount	982	3,455	1,610	1,633	1,691	832
Portion of rents representative of interest	6,752	28,733	25,986	20,552	16,942	11,778

Total fixed charges	$33,197	$97,609	$84,740	$77,766	$79,785	$48,801

Ratio of earnings to fixed charges	— [1]	11.42	12.48	— [1]	12.15	8.12

Earnings insufficient to cover fixed charges	$(237,281)	N/A	N/A	$(84,586)	N/A	N/A

[1]

During the quarter-ended September 30, 2012 and year-ended December 31, 2009, the Company recorded a non-cash full cost ceiling impairment of $441.5 and $907.8 million, respectively. Excluding the impairment, the ratio of earnings to fixed charges would be 7.15 and 11.59 for the quarter-ended September 30, 2012 and year-ended December 31, 2009, respectively.